Lazard World Dividend & Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 24,
2015, to vote on the following proposals. The proposals received the required number of votes of stockholders and were adopted.

Election of the following Directors:
Three Class III Directors (Ashish Bhutani, Franci J.
Blassberg and Richard Reiss, Jr.) each to serve for a three-year term expiring at the 2018 Annual Meeting and/or until his or her successor is duly elected and qualified; and

One Class II Director (Trevor W. Morrison) to serve for a two-year term expiring at the 2017 Annual Meeting and/or until his successor is duly elected and qualified.

Director 		For 		Withhold Authority
Ashish Bhutani 		3,815,242 	2,405,560
Franci J. Blassberg 	4,294,599 	1,926,203
Trevor W. Morrison 	6,058,803	  161,999
Richard Reiss, Jr. 	4,253,222	1,967,580